	     SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			SCHEDULE 13G


   INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
	UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

	  Under the Securities Exchange Act of 1934

		      (Amendment No. 8)


		Chris-Craft Industries, Inc.
		      (Name of Issuer)


   $1.40 Cumulative Convertible Preferred Stock, par value
  $1.00 per share; Class B Common Stock, par value $.50 per
      share; and Common Stock, par value $.50 per share
	       (Title of Class of Securities)


	170520-30-8; 170520-50-6;  and  170520-10-0
		       (CUSIP Number)

	       ______________________________


Check the following box if a fee is being paid with this statement [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


	       (Continued on following pages)

CUSIP No. 170520-30-8,        13G       Page 2 of 6 Pages
	  170520-50-6, and
	  170520-10-0

1)  Name of Reporting Person:  James J. Rochlis
    SS or IRS Identification No. of Above Person:

	  S.S. No. ###-##-####

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)

(a)  /    /

(b)  /    /

3)  SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

	  5)   Sole Voting Power:  15,953 shares of $1.40
	       Convertible Preferred Stock, 469,832 shares
Number of      of Class B Common Stock and 653,880 shares
Bene-          of Common Stock
ficially  6)   Shared Voting Power:  246 shares of $1.40
Owned by       Convertible Preferred Stock, 521,705 shares
Each Reporting of Class B Common Stock and 1,022,242 shares
Person with    of Common Stock
	  7)   Sole Dispositive Power:  15,953 shares of
	       $1.40 Convertible Preferred Stock, 469,832
	       shares of Class B Common Stock and 653,880 shares of Common Stock
	  8)   Shared Dispositive Power:  154,500 shares
	       of Class B Common Stock and 154,500 shares of
	       Common Stock.

 9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   16,199 shares of $1.40 Convertible Preferred
	       Stock, 991,538 shares of Class B Common Stock and 1,676,122 shares of Common Stock

10)  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions) ....................

11)  Percent of Class Represented by Amount in Row 9:
	  5.7% of $1.40 Convertible Preferred Stock, 12.6% of Class B Common Stock and 7.6% of Common Stock

12)  Type of Reporting Person (See Instructions):
	  IN

Item 1(a).     Name of Issuer:
	       Chris-Craft Industries, Inc. ("Chris-
	       Craft")

Item 1(b).     Address of Issuer's Principal Executive
Offices:
		 767 Fifth Avenue
		 New York, New York 10153

Item 2(a).     Name of Person Filing:
		 James J. Rochlis

Item 2(b).     Address of Principal Business Office or, if
	       None, Residence:

		 Chris-Craft Industries, Inc.
		 767 Fifth Avenue
		 New York, New York 10153

Item 2(c).     Citizenship:
		 United States of America

Item 2(d).     Title of Class of Securities:

			      I

	       Convertible Preferred Stock, $1.40 cumulative dividend, $1.00 par value, each share held on November 10, 1986 and either not subsequently transferred or transferred to a "Permitted Transferee" currently convertible into
	       20.06014 shares of Class B Common Stock and
	       10.03008 shares of Common Stock and each other share of $1.40 Convertible Preferred Stock currently convertible into 30.09022 shares of Common Stock ("$1.40 Convertible Preferred Stock")

			     II

	       Class B Common Stock, $.50 par value, each share convertible into one share of Common
	       Stock ("Class B Common Stock")

			     III

	       Common Stock, $.50 par value ("Common Stock")

Item 2(e).     CUSIP Number:

		 I ($1.40 Convertible Preferred Stock) --
		      170520-30-8

		 II (Class B Common Stock) -- 170520-50-6

		 III (Common Stock) -- 170520-10-0

Item 3.        If this statement is filed pursuant to Rules
	       13d-1(b), or 13d-2(b), check whether the person is a: Inapplicable.

Item 4.   Ownership.

			      I          II           III

			    $1.40
			    Convert-
			    ible       Class B
			    Preferred  Common        Common
			    Stock       Stock        Stock
(a)  Amount Beneficially
     Owned (1):             16,199      991,538(2)   1,676,122(3)

(b)  Percent of Class
   (outstanding at
   December 31, 1994)(2):   5.7%        12.6%        7.6%

(c)  Number of shares as
   to which such person
   has:

     (i)  sole power to
     vote or to direct
     the vote               15,953      469,832       653,880

    (ii)  shared power to
     vote or to direct
     the vote                  246      521,705       1,022,240

   (iii)  sole power to dis-
     pose or to direct
     the disposition of     15,953      469,832       653,880

    (iv)  shared power to
     dispose or to di-
     rect the disposi-
     tion of                  --        154,500        154,500

_____________________

(1) At December 31, 1994, (a) the Trustee of the Chris-Craft Em-ployees' Stock Purchase Plan held 498,068 shares of Common Stock, 362,271 shares of Class B Common Stock and 246 shares of $1.40 Convertible Preferred Stock, and (b) the Trustees under the Chris-Craft Profit Sharing Plan held 154,500 shares of Class B Common Stock. A committee appointed by the Board of Directors of Chris-Craft to administer the Stock Purchase Plan is empowered to direct voting of the shares held by the Trustee under that plan, and the Trustees under the Profit Sharing Plan are empowered to vote and dispose of the shares held by that plan. Mr. Rochlis is a member of the Committee under the Stock Purchase Plan and is a Trustee of the Profit Sharing Plan. Therefore, the total numbers of shares held at December 31, 1994 by the Stock Purchase Plan and the Profit Sharing Plan are included in the figures.

(2)  Includes 324,954 shares issuable upon conversion of $1.40
     Convertible Preferred Stock.

(3) Includes 14,264 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1994 and 1,154,015 shares issuable upon conversion of (i) $1.40 Convertible Preferred Stock and (ii) Class B Common Stock, including Class B Common Stock issuable upon conversion of $1.40 Convertible Preferred Stock.

(4) Class B Common Stock percentage computed on basis of number of shares of Class B Common Stock outstanding at December 31, 1994 plus those issuable upon conversion of $1.40 Con-vertible Preferred Stock shown in Column I. Common Stock percentage computed on basis of number of shares of Common Stock outstanding at December 31, 1994 plus those issuable upon (i) conversion of $1.40 Convertible Preferred Stock shown in Column I, (ii) conversion of Class B Common Stock shown in Column II and (iii) exercise of stock options referred to in Note (3).

Item 5.   Ownership of Five Percent or Less of a Class.
	  Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of
	  Another Person.
	  See Note (1) to Item 4.

Item 7.   Identification and Classification of the Subsidiary
	  Which Acquired the Security Being Reported on By the
	  Parent Holding Company.
	  Inapplicable.

Item 8.   Identification and Classification of Members of the
	  Group.
	  Inapplicable.

Item 9.   Notice of Dissolution of Group.
	  Inapplicable.

Item 10.  Certification.
	  Inapplicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.



Date:  February 10, 1995



/s/ James J. Rochlis
     Signature



James J. Rochlis
     Name/Title